Exhibit 4.7

Services Agreement

This Services Agreement (this “Agreement”) is entered into as of 24 October, 2022 (the “Effective Date”) by and between Jeff’s Brands Ltd. Reg. No. 516356763, a company incorporated under the laws of the State of Israel, located at Mezada street 7, Bnei Brak 5126112 (the “Company”), and D.S. Blue White Assets (2006) Ltd., Reg. No. 513843169 of 14a Smulik Segal St., Israel 6961314 (“DS” or “Service Provider”). Each of the Company or the Service Provider may be referred to as a “Party” and collectively the “Parties”.

WHEREAS	Service Provider desires to render the Services (as defined below) to the Company as set forth herein; and,

WHEREAS	Company and Service Provider Agree that Services shall be rendered solely via Mr. Ronen Zalayet, ID No. 023944242 (“Ronen” or “Key Person”)

WHEREAS	Despite the Company offering the Key Person to be engaged as an employee, Service Provider nevertheless requested to be engaged as an independent contractor; and,

WHEREAS	Company wishes to retain Service Provider, as an independent contractor, in order to provide Company with the Services, on a non-exclusive basis, pursuant to and in accordance with the terms and conditions set forth hereunder.

NOW THEREFORE, in consideration of the premises and mutual covenants and agreements herein, the Parties, intending to be legally bound, hereby agree as follows:

1.	Engagement

1.1.	Company’s obligations, warranties and representations hereunder are subject in all manners and respects to the Company’s securing all requisite corporate consents in connection thereto.

1.2.	Subject to the terms and conditions set forth hereunder, Company retains Service Provider to provide Company with certain management, business consulting services, on the basis of the scope prescribed under Exhibit A attached herewith (the “Services”).

1.3.	Service Provider shall cause Key Person make himself available to perform the Services in accordance with the Company’s needs and instructions, at a scope determined from time to time by the Company (as shall be reasonably communicated in advance to the Service Provider), and as further described in Exhibit A. The Service Provider understands that the scope, hours and locations per which the Company requires the Services to be rendered may change, and the Service Provider shall make himself available to render the Services, as required by the Company. The Company makes no representations or commitment regarding the overall capacity, scope or hours required to be devoted by the Service Provider in rendering the Services.

1.4.	Service Provider understands and acknowledges that Service Provider shall adhere and be subject to all applicable policies adopted by the Company, if and when applicable (including without limitations, anti-insider trading policy).

1.5.	Parties agree that as a material condition to this Agreement, Key Person shall be the sole person on behalf of Service Provider rendering the Services.

2.	Representations and Warranties

The Service Provider warrants to the Company, on its behalf and on behalf of Key Person, as follows:

2.1.	He is not a party, nor shall be become a party, to any contract or agreement preventing him from entering into this Agreement and carrying out his obligations hereunder, and such do not violate, conflict with or constitute a default under applicable law, nor give rise to any conflict of interest.

2.2.	He is not a party to any agreement, nor shall he become a party to any agreement, which would prevent him from fulfilling his obligations under this Agreement and that during the Term of this Agreement (as defined below), and agrees that he will not enter into any agreement to provide services which would in any way prevent or otherwise limit him from providing the Services contemplated under this Agreement.

2.3.	When executed, this Agreement shall become his legal, valid and binding obligation, fully enforceable in accordance with the Agreement’s terms.

2.4.	He has the expertise, knowledge and capacity necessary to carry out his obligations under this Agreement.

3.	Consideration

3.1.	For the performance of the Services, during the Term, the Service Provider shall be entitled to the fee prescribed under Exhibit B attached herewith (the “Fee” or “Consideration”).

3.2.	The Service Provider shall bear any applicable tax in connection with the Fee. The Company shall withhold such amounts as required under applicable law.

3.3.	The Fee shall constitute the sole, full and final payment for the Services rendered pursuant to this Agreement and the Service Provider shall not be entitled to any further payment in connection therewith, unless otherwise approved in advance and in writing by the Company. The above notwithstanding, Company shall reimburse Service Provider for any pre- approved, validly documented business expenses borne by Service Provider, in accordance with the Company’s policy as set from time to time. Company shall reimburse Service Provider within ten (10) calendar days of any of the foregoing expenses after receiving an itemized expense statement, which shall include a proof of purchase. Upon request, Service Provider shall provide any receipt(s) or proof of purchase for said expense(s).

4.	Term and Termination

4.1.	The term of the engagement has commenced on October 24, 2022, and continue to be in force (the “Term”) thereafter, unless terminated by either Party, for any reason, by providing the other Party with a sixty (60) days prior written notice. The above notwithstanding, the effectiveness of this Agreement and the commencement of the Term shall be further subject to the receipt of all corporate approvals required in connection thereto.

4.2.	Notwithstanding anything to the contrary herein, the Company may terminate this Agreement due to a breach by the Service Provider (including without limitations, regarding his representations set forth herein), which was not cured within seven (7) days from receipt of notice of such breach; or immediately, while providing a prompt notice, due to a material breach of the Service Provider (including without limitations, in the event of deceptive business practices or unethical conduct whatsoever, whether or not related to the Services).

4.3.	Furthermore, the Company may forthwith terminate this Agreement for Cause. “Cause” means such circumstances justifying dismissal without provision of prior notice under the laws of the State of Israel, and may include (a) conviction of Service Provider in felony or crime involving moral turpitude; (b) actions taken in the intent to harm the Company; (c) fraud, self-dealing, embezzlement of funds of Company or its subsidiaries; (d) falsification of Company’s or subsidiaries’ records or reports; (e) material breach of Service Provider’s fiduciary duties or duties of care; (f) breach of the confidentiality, proprietary information and non-compete provisions set forth in Exhibit C; (g) any cessation of Key Person’s engagement by Service Provider or in rendering the Services on behalf of Service Provider (h) any other circumstances under which severance pay (or part of them) may be denied from the Service Provider upon termination of employment under the applicable Israeli law had he been employed by Company.

5.	Confidentiality, Intellectual Property Assignment and Non-Competition

The Service Provider undertakes to fully comply with the Confidentiality, Intellectual Property Assignment and Non-Competition provisions set forth in Exhibit C.

6.	Scope of Relationship

6.1.	The relationship between the Company and Service Provider shall be that of independent contractors. Neither Party is a partner, joint-venturer, agent, employee or legal representative of the other. The Service Provider shall have no authority to assume or create any obligation on behalf of the Company, to bind the Company or to represent himself as such to any third party. Service Provider shall bear all taxes, social and fringe benefits required under any applicable law and shall not receive nor be entitled to overtime pay, insurance, paid vacation, severance payments or similar fringe or employment benefits from the Company.

6.2.	The Service Provider affirms that this Agreement does not create any employee relationship between the Service Provider and the Company.

6.3.	Without derogating from the above, Service Provider shall reimburse and compensate the Company in the event that the Company is required to pay any sum of money to the Service Provider and/or the Service Provider’s heirs and/or dependents and/or to the National Social Security Authority and/or the tax authorities and/or any other party that sues in the name of the Service Provider or on Service Provider’s behalf, for any rights deriving from a status of an employee of the Company.

6.4.	If, despite the Parties’ express representations and agreements hereunder, the Service Provider shall, at any time, be determined by a court of competent jurisdiction or by any other governmental authority, that employer-employee relations exist between the Company and Service Provider, and as a result of such decision Service Provider shall become entitled to any rights and/or payments resulting from the existence of such relations, and/or the Company shall be required to bear any additional expenses or costs (including without limitation any taxes or obligatory payments to the tax authorities or the National Insurance authorities) then the Parties agree and undertake that the “salary” to which Service Provider may be entitled for the Services as such deemed employee of the Company hereunder shall be equal to 60% of the Fees actually paid to Service Provider, and the remaining 40% shall be deemed as payment on account of any and all social and fringe benefits which Service Provider would have otherwise been entitled to as an employee and/or any other additional costs which Company should have borne with respect to Service Provider’s engagement, had he had been engaged as an employee of the Company.

6.5.	The obligations of the Service Provider set forth under this Section 6 shall survive the termination or expiration of this Agreement, regardless of reason.

7.	Miscellaneous

7.1.	Service Provider shall not assign any of his obligations and/or rights under this Agreement without the Company’s prior written consent. The Company may assign its rights and/or obligations set forth herein; provided that, none of the Service Provider’s rights shall be adversely affected by such assignment.

7.2.	This Agreement, including its Exhibits, when signed by the authorized representatives of the Parties hereto, shall constitute the sole and entire agreement between the Parties, with respect to the subject matter of this Agreement, and shall supersede any and all prior agreements, whether oral or written.

7.3.	No amendment or waiver to this Agreement shall be effective unless in writing and signed by authorized representatives of the Parties.

7.4.	Any notices to be given hereunder shall be served on a Party by prepaid registered letter, facsimile, or email to its address given herein or such other address as may from time to time be notified for this purpose. Any notice given by letter shall be deemed to have been served four (4) days after the time at which it was posted and any notice given by facsimile or email shall be deemed to have been served twenty four (24) hours after it is dispatched.

7.5.	This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to its rules regarding conflict of laws. The competent courts located in the district of Tel-Aviv, Israel, shall have exclusive jurisdiction with respect to any claims or disputes arising out of or concerning this Agreement. The provision of this sub section shall survive the termination or expiration of this Agreement, regardless of reason.

[Signatures Page Below]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

/s/ Vik Hakmon	/s/ Ronen Zalayet
Jeff’s Brands Ltd.	D.S. Blue White Assets (2006) Ltd.
By: Vik Hakmon	By: Ronen Zalayet
Title: CEO	Title: Director

I, Mr. Ronen Zalayet, acting as the Key Person, hereby confirm that any obligation, warranty and/or representation made herein by Service Provider, shall apply, mutatis-mutandis, to me.

/s/ Ronen Zalayet
Ronen Zalayet

Exhibit A

1.	The scope of the Services rendered by Service Provider shall reflect an equivalent an 80% capacity engagement, with no time limitations. However, Service Provider shall be entitled to leave of absence for up to (12) days (“absence days”) in each twelve month period during the Term, without a reduction of the monthly Fees, provided that Service Provider coordinates with the Company’s CEO the days on which it does not provide the Services, sufficiently in advance to allow the Company to find alternatives, if and when necessary.

2.	All services by Service Provider shall include all functions equivalent to the functions fulfilled by Company’s CFO.

Exhibit B

Consideration

1.	Fee. For rendering the Services in accordance with the provisions of the Agreement, the Service Provider shall be entitled to the following to a monthly consideration of NIS 35,000 plus VAT (if applicable), against duly issued invoices.

2.	Payment. The Fee shall be paid to the Service Provider no later than the 9th day of the month, following the month per which the Fee is due. The Fee shall be pain in NIS.

3.	Full Consideration. The Consideration specified under this Exhibit constitutes the full consideration which the Service Provider be entitled to, unless otherwise expressly agreed upon by the Parties.

Exhibit C

Confidentiality, Intellectual Property Assignment and Non-Competition

1.	Secrecy

(a) The Service Provider recognizes and acknowledges that its access whether prior to the date hereof or thereafter, to the trade secrets and confidential or proprietary information (collectively, the “Confidential Information”) of the Company and the Company’s subsidiaries and other affiliates (collectively, the “Companies”), is essential to the services Service Provider is giving to the Companies (the “Services”).

By way of illustration and not limitation, such Confidential Information shall include (i) any and all information concerning the business and affairs of the Companies, product specifications, data, know- how, compositions, processes, formulas, methods, designs, samples, inventions and ideas, past, current and planned development or experimental work, current and planned distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, algorithms, compositions, improvements, know-how, inventions, discoveries, concepts, ideas, designs, methods and information) of the Company, and any other information, however documented of the Companies; (ii) any and all information concerning the business and affairs of the Companies (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials), however documented; and (iii) all derivatives, improvements and enhancements to the Company’s technology which are created or developed in relation to the Services; and (iv) information of third parties as to which the Company has an obligation of confidentiality; and (v) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for the Companies containing or based, in whole or in part, on any information included in the foregoing.

The Confidential Information shall not include information which: (i) has become publicly known and made generally available through no wrongful act of Service Provider of others who were under confidentiality obligations as to the information involved; (ii) was known to the Service Provider prior to its involvement with the Companies; or (iii) is required to be disclosed as a result of court order to other legal process, provided, however, that Service Provider shall limit disclosure the required minimum, and will promptly notify the Company of the request to disclose the Confidential Information and the parts thereof that will, or have been disclosed.

(b) Service Provider further recognizes and acknowledges that such Confidential Information is a valuable and unique asset of the Company’s, and that its use or disclosure (except use or disclosure as required for giving the Companies the Services) would cause the Company substantial loss and damages. Service Provider undertakes and agrees that it will not, in whole or in part, disclose such Confidential Information to any person or organization under any circumstances (except use or disclosure as required for giving the Companies the Services), will not make use of any such Confidential Information for Service Provider own purposes or for the benefit of any other person or organization, and will not reproduce any of the Confidential Information without the Company’s prior written consent.

(c) Service Provider will not disclose or otherwise make available to the Companies in any manner any confidential information received by Service Provider from third parties.

(d) The obligations set forth in this section are perpetual, and shall survive termination of any agreement regarding Services given to the Company by the Service Provider.

(e) Service Provider further recognizes and acknowledges that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to certain limited purposes. Service Provider agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in giving the Company the Services consistent with the Company’s agreement with the third party.

2.	Return of Materials.

Upon termination of any agreement regarding the Services, or at the request of the Company before such termination, Service Provider will promptly deliver to the Company all copies of all written and tangible material, in Service Provider’s possession or under Service Provider’s control, incorporating the Confidential Information or otherwise relating to the Company’s business, without retaining any copies thereof. The obligations set forth in this subsection shall survive termination of any agreement regarding the Services between Service Provider and the Company.

3.	Ownership of Property and Rights

(a)	Exclusive Property. Service Provider confirms that all Confidential Information and Works are, will be, and shall remain the exclusive property of the Company including all intellectual property rights therein under patent, copyright, trade secrets and similar laws in all countries throughout the world. All business records, papers and documents however documented kept or made by Service Provider as part of the Services given by it to the Company shall be and remain the property of the Company.

For the purpose of this section, the term “Works” shall mean any and all works, projects or Inventions (as defined below) performed and/or developed by Service Provider for or used by the Companies or otherwise included in the source code or object code of the Company’s products or otherwise used in the business of the Companies whether made prior or after the date of this Agreement.

(b)	Assignment & Waiver. Service Provider hereby assigns and waives to the Company, without additional consideration to Service Provider, the entire right, title and interest in the Works and to any ideas, inventions, original works of authorship, developments, improvements, modifications, enhancements, trade secrets, and in and to any documentation, software, hardware, firmware, creative works, know-how and information, conceived or reduced to practice, in whole or in part, by Service Provider during Service Provider’s period giving the Company the Services, or caused to be conceived or reduced to practice, during the above period, and/or related to the Companies’ business, whether or not patentable, copyrightable or otherwise protectable, and Service Provider assigns to the Company as above stated, the entire right, title and interest in and to any proprietary rights therein or based thereon including all intellectual property rights therein under patent, copyright, trade secrets and similar laws in all countries throughout the world (collectively, the “Inventions”). This assignment applies to all Works and Inventions created before, on and after the date of this Agreement, and also includes the right to sue for and recover damages for any past, present and/or future infringement of any of the Works and/or Inventions.

It is hereby clarified that Service Provider waives any right it may have to royalties or any other payment from the Company with regard to the assigned Inventions and/or Works. Service Provider undertakes that its employees shall be bound by intellectual property assignment obligations to allow Service Provider to meet its obligations hereunder.

(c)	Perfection of Rights. Service Provider shall provide all assistance the Company may request, and shall execute, verify and deliver such documents and perform such other acts (including appearing as a witness) the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such proprietary rights and the assignment thereof, as set forth above. Service Provider’s obligation to assist the Company with respect to proprietary rights in any and all countries shall continue beyond the termination of any agreement between the Company and Service Provider regarding the Services, but the Company shall compensate Service Provider at a reasonable rate after termination of such agreement for the time actually spent by Service Provider at the Company’s request on providing such assistance.

(d)	Service Provider represents and warrants that except for the Company’s rights in the Inventions and/or the Works, no other third party has any rights whether contractual, by law or otherwise from any kind whatsoever in the Inventions and/or the Works or in any intellectual property rights relating thereto. Service Provider further represents and warrants that it has not granted to any third party any licenses in and to any of the Works, Inventions or any of the intellectual property rights relating thereto.

(e)	Survivability. The obligations set forth in this section are perpetual, and shall survive termination of any agreement regarding Services given to the Company by the Service Provider.

(f)	Attorney-in-fact. If the Company is unable because of the Service Provider’s mental or physical incapacity or the Service Provider’s refusal to cooperate with the Company after receiving the Company’s request pursuant Section 3(c) above to secure the Service Provider’s signature to application for any Israeli or foreign patent or copyright registration covering Inventions, Works or original works of authorship assigned to the Company as set forth above, Service Provider hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Service Provider’s agent and attorney-in-fact, to act on behalf and instead to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of letter patent or copyright registration thereon with same legal force and effect as if executed by the Service Provider.

4.	No Solicitation; Non-Compete.

For so long as Service Provider is giving Services to the Company and continuing for six (6) months after the termination or expiration of any agreement between the Service Provider and the Company regarding such Services, Service Provider shall not, directly, or indirectly:

(a)	solicit, endeavor to entice away from the Companies or otherwise interfere with the relationship of the Companies with any person or organization who is, or was within the preceding 6 months, a customer of the Companies, or who is employed by the Companies; or

(b)	engage in, be employed by, or have any connection with any business or venture that is engaged in any activities competing with those of the Companies.

By: D.S. Blue White Assets (2006) Ltd ; Signature: ____/s/ Ronen Zalayet___Date: 17 November 2022

I, Mr. Ronen Zalayet, acting as the Key Person, hereby confirm that any obligation, warranty and/or representation made herein by Service Provider, shall apply, mutatis-mutandis, to me.

/s/ Ronen Zalayet
Ronen Zalayet

AMENDMENT TO SERVICES AGREEMENT

This Amendment (“Amendment”) is entered into as of July [28], 2024, by and between Jeffs’ Brands Ltd., a company incorporated under the laws of the state of Israel (the “Company”) and D.S. Blue White Assets (2006) Ltd., Reg. No. 513843169 of 14a Smulik Segal St., Israel 6961314 (“DS” or “Service Provider”). Each of the Company or the Service Provider may be referred to as a “Party” and collectively the “Parties”.

WHEREAS, the Parties have previously entered into that certain Services Agreement, dated as of October 24, 2022 (the “Agreement”); and

WHEREAS, the Agreement includes certain provisions which the Parties mutually wish to amend, as of October [20], 2023 (the “Effective Date”), as set forth herein.

NOW, THEREFORE, the Parties agree to amend the Agreement as follows:

1.	The Amendment

1.1.	As of the Effective Date, the current wording of Exhibit B – Consideration Section 1 of the Agreement shall be deleted in its entirety and replaced with the following:

“Fee. For rendering the Services in accordance with the provisions of the Agreement, the Service Provider shall be entitled to a monthly consideration of NIS 50,000 plus VAT (if applicable), against duly issued invoices.”

2.	Miscellaneous

2.1.	This Amendment shall be deemed for all intents and purposes as an integral part of the Agreement and/or any amendment thereof. All capitalized terms used in this Amendment and not defined herein, shall have the meanings attributed to them in the Agreement. In the event of any inconsistency between the provisions of this Amendment and the provisions of the Agreement and/or any amendment thereof, this Amendment shall prevail. Except as provided explicitly hereto, all other provisions of the Agreement shall continue to be in full force and effect, mutatis mutandis.

2.2.	This Amendment supersedes all prior agreements, written or oral, between the Parties relating to the subject matter of this Amendment.

2.3.	Any provision of this Amendment may be amended, waived or modified only upon the written consent of both Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Amendment as of the day and year first above written.

JEFFS’ BRANDS LTD.		D.S. Blue White Assets (2006) Ltd.

By:	/s/ Vik Hakmon	By:	/s/ Ronen Zalayet
Name:		Name:
Title:		Title: